Mail Stop 3561

									August 30, 2005


Mr. Stephen Carnes
Chief Executive Officer and
Principal Financial Officer
Renovo Holdings
100 Candace Drive, Suite 100
Maitland, FL 32751

      RE:	Renovo Holdings
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
      Filed May 20, 2005
      File No. 0-49634

Dear Mr. Carnes:

      We have reviewed your filings and have the following comments.
We have limited our review to your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.



Form 10-KSB for the Fiscal Year Ended December 31, 2004

Independent Auditor`s Report

2. Please obtain and file a revised audit report that indicates that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). Your auditor may not modify this language. See Commission Release 34-49707 dated May
14, 2004 and PCAOB Release 2003-025 (particularly Section B.2) issued
December 17, 2003 for guidance.

Statement of Cash Flows, page F-5

3. It appears that the $116,800 fiscal year 2003 "Issuance of common stock" should be classified in the operating activities line item
"Stock issued for services."  Please revise or advise.

Item 4.01 Form 8-K filed August 16, 2005

4. The Exhibit 16 letter included with the Item 4.01 Form 8-K filed
August 16, 2005 states that the former accountants were notified of their dismissal on August 16, 2005; however, the filing reports the date of dismissal as August 12, 2005. Please tell us if there were any disagreements or reportable events in the four day intervening period. Please revise the filing to clarify why the dates are different. If you made the decision on August 12, 2005 but did not notify the former accountants until August 16, 2005, the filing should state this fact and should disclose any reportable events or disagreements through the August 16, 2005 date. Please revise or advise.

5. Please revise the second paragraph of the Item 4.01 Form 8-K filed
August 16, 2005. Your filing states that the audit reports were not modified; however, the 2004 report contains a going concern modification. You should revise the filing to state this fact in your disclosure. Also, please revise to clarify that the disclosure covers both the report on the 2004 financial statements and the report on the 2003 financial statements. If the 2003 report was modified you should disclose that fact. See Item 304(a)(1)(ii) of Regulation S-B.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 or in his absence the undersigned at (202) 551-3716 if you have any questions regarding these comments.


								Sincerely,



						William Choi
									Accounting Branch
Chief


Mr. Stephen Carnes
Renovo Holdings
August 30, 2005
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